

March 1, 2012

<u>Via U.S. Mail</u>
Dr. Bernard L. Kasten, Jr. M.D.
Chief Executive Officer
GeneLink, Inc.
317 Wekiva Springs Road, #200
Longwood, FL 32779

      **Re:    GeneLink, Inc.**
             **File No. 000-30518**

Dear Dr. Kasten:

     We note that your financial statements for the years ended December 31, 2010 and 2009 were audited by Buckno Lisicky & Company, P.C.  Effective February 22, 2012, the Public Company Accounting Oversight Board ("PCAOB") suspended the registration of Buckno Lisicky & Company, P.C. for one year.  You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Buckno.pdf.

     As Buckno Lisicky & Company, P.C.'s registration is currently suspended by the PCAOB you may not include its audit reports or consents in your filings with the Commission. If Buckno Lisicky & Company, P.C. audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered and in good standing with the PCAOB re-audit that year.

     Please file an Item 4.01 Form 8-K to include all of the information required by that Item. In providing the information that Item 304 of Regulation S-K requires, please also indicate that the PCAOB has suspended the registration of your prior auditor, Buckno Lisicky & Company, P.C., for one year with an effective date of February 22, 2012.  We believe the suspension of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

     If you are unable to obtain an Exhibit 16 letter from Buckno Lisicky & Company, P.C. at the time you file your Form 8-K, please disclose this fact in the Form 8-K.

     Once you explain Buckno Lisicky & Company, P.C.'s suspension of registration in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K for the year ended December 31, 2011.

Your Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements of prior periods no later than March 13, 2012. If you have any questions, please contact Jamie Kessel, Staff Accountant at 202-551-3727.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Mining